Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a Definitive Proxy Statement/Prospectus, and Advanced Fibre Communications, Inc. has mailed the Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500. Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests are described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus.

The following is a presentation by Tellabs, Inc. at the UBS Ninth Annual Global Communications Conference on November 18, 2004.

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UBS Ninth Annual Global
Communications
Conference

November 18, 2004

Krish Prabhu
President and CEO	[LOGO]

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This Presentation May Contain Forward-looking Statements.

Such statements should be viewed in the context of the risk factors articulated in Tellabs’ most recent SEC filings. This presentation may include GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at our tellabs.com web site.

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This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc.  Tellabs, Inc. has filed with the Securities and Exchange Commission a Definitive Proxy Statement/Prospectus.  Advanced Fibre Communications, Inc. has mailed a Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800.  Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger.  The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally.  Those interests are described in greater detail in the Definitive Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification.  Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders.  Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus.

About Tellabs

•                  For 30 years, Tellabs has been providing infrastructure products to wireless, wireline and cable companies

•                  A strong reputation for reliable products and superior customer service

•                  Nearly $15B of deployed base with North American Tier 1 customers and International Tier 2 customers

•                  Debt free with strong balance sheet

•                  Profitable, generating nearly $50M cash per quarter

About the opportunities

•                  Over the next 10 years, public network infrastructure will go through an upgrade cycle

•                  Narrowband to broadband

•                  Circuit to packet

•                  Fixed to mobile

•                  Single service to multiple services

•                  Tellabs can benefit from these opportunities by

•                  Enhancing our deployed base

•                  Selectively launching new products

•                  Extending our footprint through acquisitions

Three Strategies for Growth

Energize The Core

Establish A Presence In Data		Expand Into Adjacent Markets

Energize The Core Business

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Energize The Core

Establish A Presence In Data

Expand Into Adjacent Markets

Deployed Base:

•                  Ethernet capability on Tellabs® 5500

•                  Integrated VQE on Tellabs® 5500

•                  Integrated management for Tellabs® 8100/6300

•                  Ethernet-over-SDH for Tellabs® 6300

New Transport Platforms:

•                  Integrated SONET and DWDM on Tellabs® 7100

•                  Integrated TDM and Ethernet on Tellabs® 5500 NGX

Establish A Presence In Data

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Energize The Core

Establish A Presence In Data

Expand Into Adjacent Markets

Introduce a Family of New Data Products:

•                  Tellabs® 8800 multi-service router series for IP/MPLS services convergence

•                  Tellabs® 8600 Ethernet service delivery platform

Expand Into Adjacent Markets

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Energize The Core

Establish A Presence In Data

Expand Into Adjacent Markets

Establish a Position in Access

•                  Announced merger with AFC

AFC Brings

•                  Leadership in access market

•                  First mover in developing fiber technologies

•                  Growing relationships with major incumbent North American carriers

•                  Established relationships with more than 800 Independent Operating Companies

•                  Growth plus a strong balance sheet

Tellabs Brings

•                  Leadership in transport market

•                  Strong relationships with major incumbent North American carriers

•                  Scale, scope and experience needed to satisfy RBOC customers

•                  Award-winning customer service capabilities

•                  Significant international channel

•                  Profitability plus a strong balance sheet

A Strong Combination

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Compelling Tier 1 Equipment Vendor	Broad End-to-End Solution	Well Positioned for the Network Upgrade Cycle	Accelerating Revenue Growth	Continuing Focus on Profitability

Strategic Rationale

Compelling Tier 1 Equipment Vendor	• Strengthens relationships with major incumbent carriers

Compelling Tier 1 Equipment Vendor	• Strengthens relationships with major incumbent carriers

Broad End-to-End Solution	• Complementary product portfolios, with ability to manage via umbrella network management

Roadshow

Compelling Tier 1 Equipment Vendor	• Strengthens relationships with major incumbent carriers

Broad End-to-End Solution	• Complementary product portfolios, with ability to manage via umbrella network management

Well Positioned for the Network Upgrade Cycle	• Can leverage incumbent position to drive network upgrades — VoIP, FTTP, Ethernet, MPLS • Redirect R&D investment to best opportunities

Roadshow

Accelerating Revenue Growth	• Complementary domestic and international sales channels

Accelerating Revenue Growth	• Complementary domestic and international sales channels

Continuing Focus on Profitability	• Leverage supply-chain efficiencies • Operating leverage in continued businesses • Eliminate duplicative public company costs and other SG&A savings

Roadshow

Amended Terms

•                  $1.5B deal equals $16.60/share when announced

•                  0.504 TLAB shares and $12 for each AFC share

•                  Accretive to full-year 2005 results on pretax, per-share basis including synergies and excluding amortization of acquired intangibles and purchase accounting adjustments

•                  Subject to approval by AFC shareholders

Roadshow

•                  Approval of TLAB shareholders not required

•                  Approximately 45M TLAB shares to be issued, 462M to be outstanding

•                  AFC shareholders will own approximately 10% of the company

•                  John Schofield to be on Tellabs’ BOD

•                  Expected to close around November 30

Roadshow

Q & A

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Krish Prabhu

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